Exhibit 99.1

Terms and Conditions of Markland Series D Preferred Stock.   Markland Series D Preferred Stock has a stated value of $1,000 per share and is convertible at the option of the stockholder at any time. However, the Series D Preferred Stock can be converted only to the extent that the Series D stockholder will not, as a result of the conversion, hold in excess of 9.999% of the total outstanding shares of our common stock at any given point in time.  The number of shares of common stock into which each share of Series D Preferred Stock is convertible is determined by dividing $1,000 by the discounted bid price. The "discounted" bid price is the average closing bid price of common stock during the five business days immediately preceding the conversion date multiplied by the applicable discount factor, as set forth below.

Average Closing Bid Price (*)
Discount Factor
$15.00 or less
80%
more than $15.00, but less than or equal to $30.00
75%
more than $30.00, but less than or equal to $45.00
70%
more than $45.00
65%
__________
(*)
After an adjustment for a 1-for-60 reverse stock split effective October 27, 2003.

Markland has the right to redeem any outstanding shares of Series D Preferred Stock at any time. The redemption price per share is equal to $1,000 multiplied by 135%. The Series D Preferred Stock is convertible, even after Markland has provided a notice of redemption, until the Series D securityholder has received full cash payment for the shares Markland is redeeming.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the Series D Preferred Stock will be treated as senior to all preferred stock and Markland’s common stock. If, upon any winding up of the Company’s affairs, the assets available to pay the holders of Series D Preferred Stock are not sufficient to permit the payment in full, then all of the Company’s assets will be distributed to those holders on a pro rata basis.